Exhibit 99.7

U.S. SILVER CORPORATION CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
In thousands of U.S. Dollars
(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.  The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

August 11, 2011

U.S. Silver Corporation
Consolidated Balance Sheets
(unaudited)

(In thousands of U.S. dollars)

	June 30, 2011	December 31, 2010
	$	$
Assets
Current assets
Cash	21,785	5,435
Restricted Cash	1,500	3,016
Receivables and related embedded derivatives	10,854	12,678
Inventory (Note 5)	5,709	5,786
Prepaid expenses	11	205
	39,859	27,120
Non-current assets
Restricted Cash	115	115
Property, plant and equipment (Note 6)	49,494	46,687
Deferred income tax assets	2,953	3,893
Total assets	92,421	77,815

Liabilities
Current liabilities
Accounts payable	8,596	3,435
Derivatives	-	3,639
Income taxes payable	240	228
	8,836	7,302
Non-current liabilities
Other long-term liabilities	297	276
Employee Benefits	4,490	4,481
Asset retirement obligation	3,189	2,843
Deferred income tax liability	345	480
Total liabilities	17,157	15,382

Equity
Share capital (Note 7)	72,676	70,598
Contributed surplus	7,316	7,488
Accumulated other com prehensive income	456	267
Deficit	(5,184)	(15,920)
	75,264	62,433

Total liabilities and equity	92,421	77,815

The accompanying notes are an integral part of these consolidated interim financial statements.

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U.S. Silver Corporation
Consolidated Statement of Comprehensive Income
(Unaudited)

(In thousands of U.S. dollars)

	June 30, 2011 $ (3 months)	June 30, 2010 $ (3 months)	June 30, 2011 $ (6 months)	June 30, 2010 $ (6 months)
Revenues	30,843	14,489	49,928	29,508

Cost of sales	(18,539)	(11,970)	(29,400)	(25,062)
	12,304	2,519	20,528	4,446

General and administrative	(1,098)	(909)	(1,803)	(1,362)
Exploration costs	(706)	(368)	(1,337)	(645)
Selling and marketing	(23)	(68)	(99)	(87)
Loss on hedge derivatives	(1,316)	(410)	(1,926)	(591)
Foreign exchange gain	(13)	37	(37)	(22)
Operating profit	9,148	801	15,326	1,739

Finance costs	234	(28)	132	(70)
Net finance costs	234	(28)	132	(70)

INCOME BEFORE INCOME TAXES	9,382	773	15,458	1,669
Provision for deferred income taxes	(2,844)	(137)	(4,722)	(435)

NET INCOME	6,538	636	10,736	1,234

Other comprehensive income (loss)
Unrealized gain (loss) on available-for sale securities, net of taxes of $nil (2010 $nil)	-	27	-	(38)
Foreign currency translation differences on foreign operations, net of taxes $nil (2010 $nil)	1	(94)	189	5

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	6,539	569	10,925	1,201

Earnings per share:
Basic	$0.02	$0.00	$0.04	$0.00
Diluted	$0.02	$0.00	$0.03	$0.00
# of basic shares	291,935,896	251,355,600	288,517,182	250,990,797
# of diluted shares	322,123,370	275,038,930	318,704,656	274,408,292

The accompanying notes are an integral part of these consolidated interim financial statements.

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U.S. Silver Corporation
Consolidated Statements of Changes in Equity
(unaudited)

(In thousands of U.S. dollars)
	Share Capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total Equity
	$	$	$	$	$

Balance – January 1, 2011	70,598	7,488	267	(15,920)	62,433

Net income for the period	-	-	-	10,736	10,736
Other comprehensive income (net of tax):	-	-	189	-	189
Comprehensive income for the period	-	-	189	10,736	10,925

Employee share options:
Value of services recognized	-	301	-	-	301
Proceeds on issuing shares	2,078	(473)	-	-	1,605
Balance – June 30, 2011	72,676	7,316	456	(5,184)	75,264

Balance – January 1, 2010	63,730	6,307	-	(19,128)	50,909

Net income for the period	-	-	-	1,234	1,234
Other comprehensive income (net of tax):	-	-	(33)	-	(33)
Comprehensive income for the period	-	-	(33)	1,234	1,201

Employee share options:
Value of services recognized	-	56	-	-	56
Proceeds on issuing shares	270	(43)	-	-	227
Balance – June 30, 2010	64,000	6,320	(33)	(17,894)	52,393

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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U.S. Silver Corporation
Consolidated Statements of Cash Flows
(unaudited)

(In thousands of U.S. dollars)

	June 30, 2011	June 30, 2010
	$	$
	(6 months)	(6 months)
Cash flow provided by (used in)
Operating activities
Net income for the period
Adjustments for:	10,736	1,234
Depreciation, depletion and amortization (Note 6)	3,442	3,238
Rehabilitation provision - accretion	346	38
Unrealized Foreign exchange gain	189	22
Deferred income tax	805	437
Other long-term liabilities	21	28
Employee Benefits	9	(141)
Share-based compensation	301	56

Changes in items of working capital:
Receivables and related embedded derivatives	1,824	(1,180)
Inventory	77	2,130
Prepaid expenses	194	147
Accounts payable and accrued liabilities	5,173	333
Derivative-related as sets and liablities	(3,639)	(1,042)
Net cash generated from operating activities	19,478	5,300

Investing activities
Purchase of property, plant and equipment (Note 7)	(1,736)	(1,061)
Investment in mining properties (Note 7)	(4,513)	(3,926)
Restricted cash as security	1,516	-
Net cash used in investing activities	(4,733)	(4,987)

Financing activities
Revolving advances facility, advances	-	10,242
Revolving advances facility, repayments	-	(10,930)
Proceeds from exercise of options and warrants	1,605	228
Net cash generated from (used in) financing activities	1,605	(460)

Effect of exchange rate changes on cash and cash equivalents	-	(50)
Increase (decrease) in cash and cash equivalents	16,350	(197)
Cash – Beginning of period	5,435	2,510
Cash – End of period	21,785	2,313

Cash paid for income tax	(220)	-
Cash paid for interest	-	(17)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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U.S. Silver Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

1.  GENERAL INFORMATION

U.S. Silver Corporation and its subsidiaries (together the company or U.S. Silver) is involved in the exploration, development and extraction of high-grade silver-copper-lead metals in Idaho, United States. U.S. Silver is domiciled in Canada and incorporated under the laws of the province of Ontario. The address of its registered office is 401 Bay Street, Suite 2702, Toronto, Ontario, M5H 2Y4, Canada.

2.  BASIS OF PRESENTATION
(In thousands of U.S. Dollars)

a.   Statement of Compliance

The company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011.  Accordingly, the company has commenced reporting on this basis in these interim consolidated financial statements. In the financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 and IFRS 1. The accounting policies followed in these interim financial statements are the same as those applied in the company’s interim financial statements for the period ended March 31, 2011.  The company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.  Note 4 discloses the impact of the transition to IFRS on the company’s reported equity as at June 30, 2010 and comprehensive income for the three and six months ended June 30, 2010, including the nature and effect of significant changes in accounting policies from those used in the company’s consolidated financial statements for the year ended December 31, 2010.

The accounting policies applied in these interim consolidated financial statements are based on IFRS effective for the year ended December 31, 2011, as issued and outstanding as of August 11, 2011, the date the Board of Director’s approved the statements.  Any subsequent changes to IFRS that are given effect in the company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including transition adjustments recognized on change-over to IFRS.

The condensed interim consolidated financial statements should be read in conjunction with the company’s Canadian GAAP annual financial statements for the year ended December 31, 2010 and the company’s interim financial statements for the quarter ended March 31, 2011 prepared in accordance with IFRS applicable to interim financial statements.

b.   Basis of measurement

The interim consolidated financial statements have been prepared under the historical cost basis convention except for the revaluation of certain financial assets and financial liabilities to fair value.

c.   Functional and presentation currency

The functional currency of U.S. Silver, the Canadian domiciled parent company, is the Canadian dollar.  The functional currency of the company’s two U.S. subsidiaries is the United States Dollar (USD).

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U.S. Silver Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

These condensed interim consolidated financial statements are presented in USD.   All financial information presented in USD has been rounded to the nearest thousand unless otherwise stated.

3.  ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

International Accounting Standard 19, Employee Benefits (“IAS 19”)

IAS 19 is amended to reflect (i) significant changes to recognition and measurement of defined benefit pension expenses and termination benefits, and (ii) expanded disclosure requirements and is in effect for annual periods beginning on or after January 1, 2013 with early application permitted.  The company has not yet assessed the impact of this amendment nor determined whether it will adopt the amendment early.

4.    Transition to IFRS

The effect of the company’s transition to IFRS is summarized in this note as follows:

Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS

Equity	Note	Jun 30, 2010
	4b	$
Equity as reported under Canadian GAAP		54,312

Rehabilitation provision	iii	(830)
Rehabilitation cost	iii	(76)
Employee future benefits	iv	34
Pens ion adjustment OCI	iv	-
Explorations and evaluations	vi	(1,046)
Equity as reported under IFRS		52,394

Comprehensive income	Note 4b	Six months ended Jun 30, 2010	Three months ended Jun 30, 2010
		$	$
As reported under Canadian GAAP		615	118
Accretion of decommissioning and restoration provisions	iii	(43)	(14)
Employee future benefits	iv	283	125
Employee future benefits	iv	-	-
Stock-based compensation	v	361	336
Explorations and evaluations	vi	(16)	4
As reported under IFRS		1,200	569

Explanatory notes

i.
In accordance with IFRS 1 (first time adoption of IFRS) transitional provisions, the company has elected to reset the cumulative translation account, which includes gains and losses arising from the translation of foreign operations, to zero at the date of transition to IFRS.

ii.
In accordance with IFRS 1 transitional provisions, the company elected to apply IFRS relating to business combinations prospectively from January 1, 2010.  There were no adjustments arising from this election as all acquired assets and liabilities conformed to IFRS.

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U.S. Silver Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

iii.
Similar to Canadian GAAP, when a decommissioning and site rehabilitation provision  (environmental rehabilitation provisions) is established, the company is required to set up a corresponding asset and depreciate it over the remaining useful life of the asset.   Any changes in the rehabilitation provision are added to or subtracted from the cost of the asset to which the obligation relates.    In accordance with IFRS 1 transitional provisions, the company elected to take a simplified approach to calculate and record the asset related to the rehabilitation provision in the opening IFRS consolidated balance sheets.    The rehabilitation provision on the transition date calculated in accordance with IFRS is discounted back to the date when the provision first arose, at which date the corresponding asset is set up.   This asset is then depreciated to its carrying amount at the transition date.

Over time the provision is impacted by the unwinding of the discount rate used to determine its carrying value.  This unwinding amount is referred to as accretion and is recognized in the statement of income as a finance cost.   Likewise the rehabilitation cost is amortized.

iv.
Under Canadian GAAP, past service costs arising from plan amendments were deferred and amortized on a straight-line basis over the lesser of the average remaining service period of employees active at the date of amendment and the date that mine operations were assumed to cease. IFRS requires all vested past service costs to be immediately recognized into earnings.

In addition, on transition to IFRS, the company has elected that actuarial gains (losses) be recognized in full in the period in which they occur in other comprehensive income and retained earnings without recycling to the statement of income in subsequent periods.

v.
In accordance with IFRS 1 transitional provisions, the Company elected to apply IFRS relating to share-based payments retrospectively to outstanding stock options that had not vested prior to January 1, 2010.

Subsequent to the transition date, decreases in the amortization of the fair value of vested stock options were required under IFRS.

vi.
Exploration costs, incurred before a company has obtained the legal rights to explore a specific area and before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, are expensed in the year that they are incurred. Management has determined that under IFRS the Group’s accounting policy for exploration and evaluation assets is that exploration expenditures should be expensed and only capitalized to Mineral Properties after the completion of a feasibility study.

5.  INVENTORY

	June 30,	Dec 31,
	2011	2010
	$	$
Concentrate	3,714	3,775
Materials and supplies	1,995	2,011
	5,709	5,786

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U.S. Silver Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

6.  PROPERTY, PLANT AND EQUIPMENT

	Mining	Mining
	properties	equipment	Building	Total
	$	$	$	$

Period ended June 30, 2011
Opening net book value	39,943	6,379	365	46,687
Additions	4,513	1,620	116	6,249
Disposals	-	-	-
Depreciation for the period	(2,600)	(766)	(76)	(3,442)
Closing net book value	41,856	7,233	405	49,494

At June 30, 2011
Cost	58,019	12,958	670	71,647
Accumulated depreciation	(16,163)	(5,725)	(265)	(22,153)
	41,856	7,233	405	49,494

7. SHARE CAPITAL

	Number of shares
	(000s)	$
Opening balance at January 1, 2011	286,643	70,598
Issued on exercise of stock options and warrants	6,075	2,078
Balance at June 30, 2011	292,718	72,676

Opening balance at January 1, 2010	250,626	63,730
Issued on exercise of stock options	1,527	2,655
Balance at June 30, 2010	252,153	66,385

Stock options

The Company uses the fair value method of accounting for all stock-based payments to employees, directors and officers.   Under this method, the company recorded a stock compensation expense of $301 for the quarter ended June 30, 2011 (June 30, 2010 - $28) with a corresponding credit to contributed surplus.  The fair value of the stock options granted at the date of the grant using the modified Black-Scholes pricing model assumes risk-free interest rates of 1.4% (2010 – 1.85%), no dividend yield, expected life of 5 years (2010 – 2 years) with an expected price volatility of 88.5% (2010 - 47.7%). Volatility is determined using daily volatility over the expected life of the options.  A forfeiture rate of 5.52% is applied (2010 – 5.51%) and as at June 30, 2011, there was $2,152 of unamortized stock compensation expense (June 30, 2010 - $343). During the quarter, options to acquire 125,624 (June 30, 2010 – 25,000) common shares were exercised for total proceeds of $44 (June 30, 2010 - $3). Upon exercise of these options, the fair value of the options in contributed surplus of $6 (June 30, 2010 - $5) was added to share capital.

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U.S. Silver Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

	Number	Weighted Average Exercise Price (CA$)
Balance, January 1, 2010	17,629,475	0.34
Granted	7,468,750	0.22
Exercised	(3,862,488)	0.22
Cancelled	(1,261,666)	0.42
Forfeited	(720,002)	0.17
Balance, December 31, 2010	19,254,069	0.32
Granted	7,690,000	0.53
Exercised	(2,949,879)	0.24
Forfeited	(150,002)	0.17
Balance, June 30, 2011	23,844,189	0.40

Summary of Options Outstanding as of June 30, 2011

				Exercisable
			Outstanding
				Weighted		Weighted
Exercise	Options	Expiry	Weighted Average	Average	Options	Average
Price CA$	Outstanding	Date	Remaining Life (Years)	Price CA$	Exercisable	Price CA$
$0.10	1,090,000	Nov. 2013	2.4	0.10	1,090,000	$0.10
0.13	1,845,011	Oct. 2014	3.3	0.13	228,332	0.13
0.13	1,200,000	July 2014	3.0	0.13	1,200,000	0.13
0.14	400,000	Mar. 2014	2.8	0.14	400,000	0.14
0.15	1,500,000	Feb. 2014	2.6	0.15	1,000,000	0.15
0.18	200,000	Dec. 2014	3.5	0.18	200,000	0.18
0.225	5,305,844	June 2015	4.0	0.225	3,172,480	0.225
0.235	33,334	Aug. 2015	4.1	0.235	--	0.235
0.40	1,390,000	Dec. 2011	0.5	0.40	1,390,000	0.40
0.40	250,000	Jul. - 2013	2.0	0.40	250,000	0.40
0.53	6,490,000	Jun. – 2016	5.0	0.53	--	0.53
0.54	1,200,000	May - 2016	5.0	0.54	66,666	0.54
0.73	660,000	Aug. 2012	1.1	0.73	660,000	0.73
0.75	300,000	Mar. 2012	0.7	0.75	300,000	0.75
0.79	200,000	Mar. 2013	1.7	0.79	200,000	0.79
0.81	780,000	Nov. 2012	1.4	0.81	780,000	0.81
1.19	1,000,000	May 2012	0.8	1.19	1,000,000	1.19
	23,844,198				11,937,478

Warrants

The warrants that are issued and outstanding as at June 30, 2011 are as follows:

Number of Warrants	Exercise Price (CA$)	Warrant Type	Issuance Date	Expiry Date	Fair Value
13,793,641	0.155	Investors	July 2009	July 16,2014	$376,842
176,928	0.160	Broker Unit	July 2009	July 16,2011	4,331
353,886	0.155	Broker	July 2009	July 16,2014	15,035
10,056,000	0.350	Investor	Sept. 2010	Aug. 29, 2011	1,248,479
1,593,900	0.260	Broker	Sept. 2010	Aug. 29, 2011	263,471
16,974,355					1,908,158

8.   RELATED PARTIES

There are no related party transactions to report for the quarter.

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U.S. Silver Corporation
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

Key management personnel

Compensation of key management personnel for the second quarter ended June 30, 2011 was $305 (2010 -$240). Compensation costs include salaries and other post-retirement benefits.

The Company has identified its directors and senior officers as key management personnel.

9.    INCOME TAX

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the year ended December 31, 2010 was 31% and the six months ended June 30, 2011 was 31%.

10.  ECONOMIC DEPENDENCE

The Company`s two customers are Xstrata and Teck Cominco accounting for 100% of sales of $30,843 (June 30, 2010 - $14,489) during the second quarter and 98% of the trade receivables balance at June 30, 2011.

11.  SUBSEQUENT EVENTS

On July 28th, 2011 the Company issued a Notice of Acceleration to all warrant holders from a bought deal private placement that closed on September 29, 2010, subject to the terms, covenants, conditions and provisions of the September 29, 2010 warrant indenture.  The Company has also issued an acceleration notice to all holders of broker options issued on September 29, 2010.  As the common shares of US Silver have traded above $0.45 for twenty consecutive trading days since June 29, 2011, US Silver has provided notice to all warrant and broker option holders that the warrants and broker options will expire at 5:00 pm (Toronto time) on August 29, 2011, being no less than 30 days following the date of the acceleration notice.  The Company originally issued 13,282,500 warrants exercisable at a price of $0.35 and 1,593,900 broker options exercisable at $0.26 as part of the bought deal private placement.

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